OMB APPROVAL
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*



                                 Tom Brown, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $0.10
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    11566020
                    ----------------------------------------
                                 (CUSIP Number)

                                Brigitte M. Dewez
                               Corporate Secretary
                         Union Oil Company of California
                        2141 Rosecrans Avenue, Suite 4000
                              El Segundo, CA 90245
                                 (310) 726-7600
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  July 2, 1999
             ------------------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

Check the following box if a fee is being paid with the statement /_/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------                           ----------------------------
CUSIP No.                                                     Page 2 of 12 pages
-------------------------                           ----------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Union Oil Company of California, a California corporation  95-1315450
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   /X/

                                                                    (b)   /_/
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          00 1
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)                        /X/
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          California
--------------------------------------------------------------------------------
           NUMBER OF            7        SOLE VOTING POWER
            SHARES                        -0-
         BENEFICIALLY           ------------------------------------------------
           OWNED BY             8        SHARED VOTING POWER
             EACH                        5,800,000
           REPORTING            ------------------------------------------------
            PERSON              9        SOLE DISPOSITIVE POWER
             WITH                        -0-
                                ------------------------------------------------
                                10       SHARED DISPOSITIVE POWER
                                         5,800,000
-------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,800,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         /_/
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         16.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
____________________________
              1The source of funds was the contribution of certain properties and assets to Tom Brown, Inc.

SCHEDULE 13D


-------------------------                           ----------------------------
CUSIP No.                                                     Page 3 of 12 pages
-------------------------                           ----------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Unocal Corporation, a Delaware corporation              95-3825062
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  /x/

                                                                   (b)  /_/
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          00
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)              /X/
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
           NUMBER OF            7        SOLE VOTING POWER
            SHARES                       -0-
         BENEFICIALLY           ------------------------------------------------
           OWNED BY             8        SHARED VOTING POWER
             EACH                        5,800,000
           REPORTING            ------------------------------------------------
            PERSON              9        SOLE DISPOSITIVE POWER
             WITH                        -0-
                                ------------------------------------------------
                                10       SHARED DISPOSITIVE POWER
                                         5,800,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,800,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                   /_/
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         16.5%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 4 of 12 pages

                         ORIGINAL REPORT ON SCHEDULE 13D


Item 1.      Security and Issuer
             -------------------

       This statement relates to the shares (the "Shares") of common stock, par value $0.10 per share (the "Common Stock"), of Tom Brown, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at 508 West Wall, Suite 500, Midland, Texas 79702.

Item 2.      Identity and Background
             -----------------------
       a.    Name:                   Union Oil Company of California, a
                                     California corporation and a wholly
                                     owned subsidiary of Unocal Corporation
                                     ("Union")
       b.    Principal Business:     Oil and gas exploration and production
       c.    Principal Business
             Address:                2141 Rosecrans Avenue, Suite 4000
                                     El Segundo, CA  90245

       a.    Name:                   Unocal Corporation, a Delaware corporation
                                     ("Unocal")
       b.    Principal Business:     Oil and gas exploration and production
       c.    Principal Business
             Address:                2141 Rosecrans Avenue, Suite 4000
                                     El Segundo, CA  90245

       Attached as Appendix A is information concerning the executive officers and directors of Union and Unocal required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. Such executive officers and directors may be deemed, but are not conceded to be, controlling persons of Union and Unocal. Collectively, Union and Unocal are hereinafter referred to as the "Reporting Persons."

             (d) During the past five years, Union has been convicted of a number of misdemeanor criminal violations. These cases usually involved minor violations of state or local environmental laws. However, two of these misdemeanor convictions were significant. In 1994, Union plead no contest to a number of misdemeanor violations of California statutes which prohibit the discharge of petroleum into the environment. The case was filed in Municipal Court for the County of San Luis Obispo, California. Fines and civil penalties in excess of $1,000,000 were paid to resolve the violations. On July 19, 1995, Union plead no contest to a number of misdemeanor violations of California state laws which prohibit the unlawful discharge of airborne contaminants into the environment. The case was filed in Municipal Court for the County of Contra Costa, California. A fine of $951,000 was paid to resolve the violations. In addition, civil penalties in the amount of $2,050,000 were paid in a companion civil case.

       During the past five years, neither Unocal nor any of the persons referred to in Appendix A has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

             (e) To the best knowledge of each Reporting Person, none of Union, Unocal nor any of the persons referred to in Appendix A has been the subject of a civil judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws, during the last five years.

                                                             Page 5 of 12 pages

             (f) All persons named in Appendix A are citizens of the United States.

Item 3.      Source and Amount of Funds or Other Consideration
             -------------------------------------------------

       On July 2, 1999, Union closed a transaction pursuant to which it sold certain properties and assets valued at approximately $76 million to the Issuer in exchange for 5,800,000 shares of Common Stock and $5 million in cash.

Item 4.      Purpose of Transaction
             ----------------------

       Union purchased the shares of Common Stock reported herein for the purpose of investment. Under the Stock Ownership and Registration Rights Agreement, dated as of June 29, 1999 between Union and the Issuer, a copy of which is attached hereto as Exhibit B (the "Stock Ownership Agreement"), Union retains the absolute right to vote its shares of Common Stock as it individually determines except as otherwise described in Item 6 hereof or in the Stock Ownership Agreement. With respect to plans or proposals that Union may have that relate to any change in the present board of directors or management of the Issuer, including Union's right to designate one member of the board of directors of the Issuer, please see Article III of the Stock Ownership Agreement. Subject to the Stock Ownership Agreement, Union may make additional purchases of Common Stock either in the open market or in private transactions.

Item 5.      Interest in Securities of the Issuer
             ------------------------------------

       (a) There were 35,144,489 shares of Common Stock outstanding as of July 2, 1999. The Reporting Persons are deemed to be the beneficial owners of 5,800,000 shares of Common Stock, which constitute approximately 16.5% of the total issued and outstanding Common Stock as of July 2, 1999.

       (b) Union is a wholly owned subsidiary of Unocal Corporation, and therefore, Unocal may be deemed to control Union. Thus, the two entities may be deemed to share voting power and investment power with respect to the Shares.

       (c) Except for the purchase of the 5,800,000 shares, to the best knowledge of each Reporting Person, none of Union, Unocal nor any person listed on Appendix A has effected any transactions in the Shares during the past 60 days.

       (d) To the best of the knowledge of the Reporting Persons, none of Union, Unocal nor any person listed on Appendix A beneficially owns any Common Stock of the Issuer except as set forth above. To the best of the knowledge of each Reporting Person, no persons other than Union has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

       (e)   Not applicable.

                                                              Page 6 of 12 pages

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer
             -------------------------------------------------------------------

       The Shares acquired by Union were acquired in a private placement and are restricted securities. Pursuant to the Stock Ownership Agreement, Union retains the absolute right to vote its shares of Common Stock as it individually determines except that for so long as Union owns greater than 10% of Common Stock, it must vote its shares in favor of the director nominees recommended by the management of the Issuer. In addition, certain transfer restrictions, and registration rights granted by the Issuer are set forth in the Stock Ownership Agreement, a copy of which is included as Exhibit B to this Schedule 13D.

Item 7.      Material to be filed as Exhibits
             --------------------------------

       Exhibit "A" - Agreement of Joint Filing.
       Exhibit "B" - Stock Ownership and Registration Rights Agreement.

                                                     SIGNATURE

       After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 12, 1999




                                          Unocal Corporation
                                          Union Oil Company of California



                                           By:  /s/ Joe D. Cecil
                                              ----------------------------------
                                              Name:     Joe D. Cecil
                                              Title:    Vice President,
                                                          and Comptroller

                                                              Page 7 of 12 pages



                                                                      APPENDIX A

                        DIRECTORS AND EXECUTIVE OFFICERS
                       OF UNION OIL COMPANY OF CALIFORNIA

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Union. Unless otherwise indicated below, each such person is a citizen of the United States of America.


                                                             PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
                      NAME                                                 BUSINESS ADDRESS

Roger C. Beach                                    Director, Chairman & Chief Executive Officer

                                                  Union Oil Company of California
                                                  2141 Rosecrans Avenue
                                                  Suite 4000
                                                  El Segundo, CA 90245

John F. Imle, Jr.                                 Director, Vice Chairman

                                                  Union Oil Company of California
                                                  2141 Rosecrans Avenue
                                                  Suite 4000
                                                  El Segundo, CA 90245

Timothy H. Ling                                   Director, Executive Vice President, North American
                                                  Energy Operations, and Chief Financial Officer

                                                  Union Oil Company of California
                                                  2141 Rosecrans Avenue
                                                  Suite 4000
                                                  El Segundo, CA 90245

Charles R. Williamson                             Director, Executive Vice President, International Energy
                                                  Operations

                                                  Union Oil Company of California
                                                  2141 Rosecrans Avenue
                                                  Suite 4000
                                                  El Segundo, CA 90245

                                                              Page 8 of 12 pages


                                                             PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
                      NAME                                                 BUSINESS ADDRESS
L.E. (Ed) Scott                                   Group Vice President, Diversified Business Group

                                                  Union Oil Company of California
                                                  376 South Valencia Ave.
                                                  Brea, CA  92823

Dennis P.R. Codon                                 Vice President, Chief Legal Officer and General Counsel

                                                  Union Oil Company of California
                                                  2141 Rosecrans Avenue
                                                  Suite 4000
                                                  El Segundo, CA 90245

Joe D. Cecil                                      Vice President and Comptroller

                                                  Union Oil Company of California
                                                  2141 Rosecrans Avenue
                                                  Suite 4000
                                                  El Segundo, CA 90245

Joseph A. Householder                             Vice President, Corporate Development, and Assistant
                                                  Chief Financial Officer

                                                  Union Oil Company of California
                                                  2141 Rosecrans Avenue
                                                  Suite 4000
                                                  El Segundo, CA 90245

William T. Wilson                                 Vice President, Transportation, Commodity Trading and
                                                  Risk Management

                                                  Union Oil Company of California
                                                  14141 Southwest Freeway
                                                  Sugar Land, TX 77478

                                                              Page 9 of 12 pages


                        DIRECTORS AND EXECUTIVE OFFICERS
                              OF UNOCAL CORPORATION

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Unocal. Unless otherwise indicated below, each such person is a citizen of the United States of America.


                                                             PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
                      NAME                                                 BUSINESS ADDRESS

Roger C. Beach                                    Director, Chairman & Chief Executive Officer

                                                  Unocal Corporation
                                                  2141 Rosecrans Avenue
                                                  Suite 4000
                                                  El Segundo, CA 90245

John F. Imle, Jr.                                 Director, Vice Chairman

                                                  Unocal Corporation
                                                  2141 Rosecrans Avenue
                                                  Suite 4000
                                                  El Segundo, CA 90245

Timothy H. Ling                                   Executive Vice President, North American
                                                  Energy Operations, and Chief Financial Officer

                                                  Unocal Corporation
                                                  2141 Rosecrans Avenue
                                                  Suite 4000
                                                  El Segundo, CA 90245

Charles R. Williamson                             Executive Vice President, International Energy
                                                  Operations

                                                  Unocal Corporation
                                                  2141 Rosecrans Avenue
                                                  Suite 4000
                                                  El Segundo, CA 90245

L.E. (Ed) Scott                                   Group Vice President, Diversified Business Group

                                                  Unocal Corporation
                                                  376 South Valencia Ave.
                                                  Brea, CA  92823


                                                             Page 10 of 12 pages


                                                             PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
                      NAME                                                 BUSINESS ADDRESS

Dennis P.R. Codon                                 Vice President, Chief Legal Officer and General Counsel

                                                  Unocal Corporation
                                                  2141 Rosecrans Avenue
                                                  Suite 4000
                                                  El Segundo, CA 90245

Joe D. Cecil                                      Vice President and Comptroller

                                                  Unocal Corporation
                                                  2141 Rosecrans Avenue
                                                  Suite 4000
                                                  El Segundo, CA 90245

Joseph A. Householder                             Vice President, Corporate Development, and Assistant
                                                  Chief Financial Officer

                                                  Unocal Corporation
                                                  2141 Rosecrans Avenue
                                                  Suite 4000
                                                  El Segundo, CA 90245

William T. Wilson                                 Vice President, Transportation, Commodity Trading and
                                                  Risk Management

                                                  Unocal Corporation
                                                  14141 Southwest Freeway
                                                  Sugar Land, TX 77478

John W. Amerman                                   Former Chairman of the Board and Chief Executive
Director                                          Officer of Mattel, Inc.

                                                  2101 Rosecrans Avenue
                                                  Suite 6280
                                                  El Segundo, CA 90245



                                                             Page 11 of 12 pages


                                                             PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
                      NAME                                                 BUSINESS ADDRESS

John W. Creighton, Jr.                            Former President and Chief Executive Officer of
Director                                          Weyerhaeuser Company

                                                  Madrona Investment Group
                                                  1000 Second Avenue
                                                  Suite 3700
                                                  Seattle, WA 98104
James W. Crownover                                Former Director of McKinsey & Company, Inc.
Director
                                                  c/o McKinsey & Company, Inc.
                                                  909 Fannin
                                                  Suite 3675
                                                  Houston, Texas 77010

Frank C. Herringer                                Chairman and Chief Executive Officer of Transamerica
Director                                          Corporation

                                                  Transamerica Corporation
                                                  600 Montgomery Street
                                                  San Francisco, CA  94111

Donald B. Rice                                    President and Chief Executive Officer of UroGenesys,
Director                                          Inc.

                                                  UroGenesys, Inc.
                                                  1701 Colorado Avenue
                                                  Santa Monica, CA  90404

Kevin W. Sharer                                   President and Chief Operating Officer of Amgen, Inc.
Director
                                                  Amgen Inc.
                                                  One Amgen Center
                                                  Thousand Oaks, CA  91320-1789

Marina v. N. Whitman                              Professor of Business Administration and Public Policy,
Director                                          University of Michigan

                                                  Institute of Public Policy Studies
                                                  University of Michigan
                                                  411 Lorch Hall
                                                  Ann Arbor, MI  48109-1220


                                                            Page 12 of 12 pages

                                INDEX TO EXHIBITS



      Item                                         Description
      ----                                         -----------
Exhibit A        Agreement of Joint Filing
Exhibit B        Stock Ownership and Registration Rights Agreement

                                                                   EXHIBIT A


                    Agreement re Joint Filing of Schedule 13D
                    -----------------------------------------

         The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 the statement dated July 12, 1999, containing the information required by Schedule 13D, for the 5,800,000 Shares of the Common Stock of Tom Brown, Inc. held by Union Oil Company of California.

Date:  July 12, 1999


                                             Unocal Corporation
                                             Union Oil Company of California



                                              By:/s/ Joe D. Cecil
                                                 ------------------------------
                                                 Name:  Joe D. Cecil
                                                 Title: Vice President,
                                                          and Comptroller

                                                                 EXHIBIT B
                                                                  --------


                                 STOCK OWNERSHIP

                                       AND

                          REGISTRATION RIGHTS AGREEMENT

                                     between

                         UNION OIL COMPANY OF CALIFORNIA

                                       and

                                 TOM BROWN, INC.






                                  June 29, 1999



                                      INDEX

                               STOCK OWNERSHIP AND
                          REGISTRATION RIGHTS AGREEMENT
ARTICLE I

Transfer Restrictions with Respect to TBI Common Stock...........................................................1
         Section 1.1      Restrictions on Resale or other Distribution...........................................1
         Section 1.2      Acceleration Event.....................................................................3
         Section 1.3      Undertaking to File Reports and Cooperate in Rule 144 Transactions.....................3
         Section 1.4      Applicability of Article I.............................................................3
ARTICLE II

Voting, Stock Legends............................................................................................4
         Section 2.1      Right to Vote Shares...................................................................4
         Section 2.2      Legends................................................................................4
ARTICLE III

Board Representation.............................................................................................4
         Section 3.1      Board Seat; Nomination.................................................................4
         Section 3.2      Unocal Representative..................................................................5
ARTICLE IV

Acquisition Rights; Percentage Retention.........................................................................5
         Section 4.1      Acquisition Rights.....................................................................5
         Section 4.2      Percentage Retention...................................................................6
ARTICLE V

Standstill.......................................................................................................6
ARTICLE VI

Registration Rights..............................................................................................7
         Section 6.1      Demand Registrations...................................................................7
         Section 6.2      Piggyback Registrations...............................................................10
         Section 6.3      Holdback Agreements...................................................................11
         Section 6.4      Information to be Furnished by Unocal.................................................14
         Section 6.5      Suspension of Offering Pending Prospectus Supplement or Amendment
          ......................................................................................................15
         Section 6.6      Registration Expenses.................................................................15
         Section 6.7      Underwritten Offerings................................................................15
         Section 6.8      Indemnification.......................................................................16
         Section 6.9      Third Party Registration Rights.......................................................19



ARTICLE VII

Miscellaneous....................................................................................................19
         Section 7.1       Injunctive Relief.....................................................................19
         Section 7.2       Severability..........................................................................19
         Section 7.3       Amendments............................................................................19
         Section 7.4       Descriptive Headings..................................................................19
         Section 7.5       Counterparts..........................................................................19
         Section 7.6       Notices...............................................................................19
         Section 7.7       Law Applicable........................................................................20
         Section 7.8       Successors and Assigns................................................................20



                               STOCK OWNERSHIP AND
                          REGISTRATION RIGHTS AGREEMENT
                                     BETWEEN
                         UNION OIL COMPANY OF CALIFORNIA
                                       AND
                                 TOM BROWN, INC.

         THIS  STOCK   OWNERSHIP  AND   REGISTRATION   RIGHTS   AGREEMENT   (the
"Agreement"), dated as of June 29, 1999 (the "Closing Date"), is between UNION OIL COMPANY OF CALIFORNIA, a California corporation ("Unocal"), and TOM BROWN, INC., a Delaware corporation ("TBI").

                              W I T N E S S E T H:

         WHEREAS, Unocal and TBI have entered into a Purchase and Sale Agreement (the "Purchase and Sale Agreement") pursuant to which, subject to the terms and conditions set forth in the Purchase and Sale Agreement, Unocal will sell certain assets (the "Assets") and TBI will purchase such Assets (the "Acquisition"); and

         WHEREAS, as part of the consideration for the Assets, TBI will issue and sell to Unocal 5,800,000 shares as adjusted to reflect any stock dividend or other adjustment (the "TBI Shares") of fully-paid, non-assessable common stock, par value $.10 per share of TBI ("TBI Common Stock"), in the manner specified in the Purchase and Sale Agreement; and

         WHEREAS, as a condition to the transactions under the Purchase and Sale Agreement, Unocal and TBI have agreed, upon the terms and subject to the conditions set forth herein, to enter into this Agreement with respect to the TBI Common Stock and the respective obligations of TBI and Unocal while Unocal owns the TBI Common Stock;

         NOW,  THEREFORE,   in  consideration  of  the  mutual  representations,
warranties  and  covenants  contained  herein  and  in  the  Purchase  and  Sale
Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

                                    ARTICLE I

             Transfer Restrictions with Respect to TBI Common Stock

                  Section 1.1 Restrictions on Resale or other Distribution. As a stockholder of TBI, and with respect to the TBI Common Stock it owns, Unocal is free to sell, transfer or dispose of its shares as it desires, in its sole discretion, subject only to the following restrictions:

         (a) Unocal covenants and agrees (except as provided in Section 1.1(c) below) that for a period of twenty-four (24) months after the Closing Date, it will not sell or transfer any beneficial interest in, or otherwise dispose of any TBI Common Stock, except pursuant to the exercise of registration rights afforded Unocal herein or otherwise approved by a majority of the non-interested members of the TBI Board of Directors (the "TBI Board").

         (b) After twenty-four (24) months following the Closing Date, Unocal may sell, transfer or otherwise convey any TBI Common Stock held by it (i) in accordance with the registration rights provided herein, (ii) in any other manner, to any other party who Unocal reasonably believes, after diligent good faith inquiry and consultation with the corporate secretary of TBI who, by the end of the business day following such consultation, does not provide information to the contrary, does not prior to or as a result of such sale, transfer or conveyance, own an interest equal to or greater than ten percent (10%) of the outstanding TBI Common Stock or (iii) in a transaction which receives the prior approval of a majority of the non-interested members of the TBI Board.

         (c) The restrictions in Sections 1.1(a) and 1.1(b) shall not be applicable to:

                  (i) any sale at any time pursuant to a tender offer, merger or business combination by a person unaffiliated with Unocal, which offer, merger or business combination has been recommended or approved by the TBI Board; or

                  (ii) if the proposed sale, transfer or disposition occurs pursuant to:

                           (a) any transfer of all or part of such TBI Common Stock pursuant to the rights afforded to Unocal under Article VI below;

                           (b) a pro rata rights offering or pro rata distribution to all holders of Unocal common stock;

                           (c)     Rule 144 of the  General  Rules  and  Regula-
         tions promulgated   by  the   Securities   and   Exchange   Commission
         (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act") or any successor rule or regulation thereto;

                           (d) a pledge of or the granting of a security interest in such shares to a lender to secure a bona fide loan, guarantee or financial support to the pledgor;

                           (e) legislation, a final decree of a court of competent jurisdiction or a governmental order or demand, requiring divestiture of the TBI Common Stock, subject to the limitation set forth in Section 1.1(b)(ii) above;

                           (f) a transfer of TBI Common Stock among Unocal or any Unocal subsidiary in which Unocal beneficially owns 80% of the voting power of the subsidiary's capital stock (a "Unocal Subsidiary"), so long as (i) such Unocal Subsidiary shall have been required, prior to the transfer thereto, to execute a counterpart of this Agreement agreeing to the obligations and restrictions applicable to Unocal, (ii) at least 10-day's notice of the transfer shall be given to TBI and (iii) Unocal has executed a covenant to retain not less than 80% of the voting power of such Subsidiary's capital stock (a "Permitted Unocal Subsidiary")

                           (g) a sale, transfer, or disposition following an Acceleration Event (as defined in Section 1.2 below); or

                           (h) a sale, transfer or disposition which is made after three (3) years following the date Unocal relinquishes or no longer has a seat on the TBI Board.

                  Section 1.2 Acceleration Event. For the purposes of this Agreement, "Acceleration Event" shall mean (i) the acquisition by any person or group (within the contemplation of Rule 13d-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of beneficial ownership or voting rights with respect to more than 50% of the voting securities of TBI; (ii) the consummation of any transaction that triggers the provisions of the Rights Agreement by and between Tom Brown, Inc. and American Stock Transfer & Trust Company of New York, dated March 5, 1991 (the "TBI Rights Plan"); (iii) the removal and the replacement (at any annual or special meeting of stockholders or otherwise) of a majority of the then current directors of TBI; (iv) the sale or transfer of all or substantially all of the assets of TBI or (v) the execution by TBI of an agreement which would, directly or indirectly, result in, or the approval of the TBI Board or stockholders of, a transaction referenced in subsections (i), (ii), (iii) or (iv) above.

                  Section 1.3 Undertaking to File Reports and Cooperate in Rule 144 Transactions. For as long as Unocal or any Unocal Subsidiary shall continue to hold any TBI Common Stock, TBI shall file, on a timely basis, all annual, quarterly and other reports required to be filed by it under Sections 13 and 15(d) of the Exchange Act, and the General Rules and Regulations promulgated by the Commission thereunder, as amended from time to time during the term of this Agreement. In the event of any proposed sale or transfer of TBI Common Stock by Unocal or a Unocal Subsidiary, TBI shall cooperate with Unocal or such Unocal Subsidiary so as to enable such sales to be made in accordance with applicable laws, rules and regulations, the requirements of TBI's transfer agents, and the reasonable requirements of the broker through which the sales are proposed to be executed, and shall, upon request and subject to applicable law, furnish unlegended certificates representing TBI Common Stock in such numbers and denominations as Unocal or such Unocal Subsidiary shall reasonably require for delivery pursuant to such sales.

                  Section  1.4  Applicability  of Article I. The  provisions  in
Article I shall cease to be applicable at such time as Unocal has sold all of the TBI Shares and TBI Common Stock acquired pursuant to Sections 4.1 or 4.2 hereof in accordance with or in a manner permitted under the provisions of this Agreement.

                                   ARTICLE II

                              VOTING, STOCK LEGENDS

                  Section 2.1 Right to Vote Shares. As a stockholder of TBI, Unocal will be free, notwithstanding any other provision in this Agreement, to vote TBI Common Stock held by it in connection with any vote of the stockholders of TBI provided that for so long as Unocal continues to own shares of TBI Common Stock representing in excess of 10% of the issued and outstanding shares of TBI Common Stock, Unocal shall vote its shares in favor of the director nominees recommended by TBI management. This provision is not intended, however, to absolve Unocal of any obligations it may have to the other stockholders of TBI; provided that there should be no inference made from this provision that obligations, of any kind or nature, are owing from Unocal to any other stockholder of TBI.

                  Section 2.2 Legends. (a) To assist in effectuating the provisions of this Agreement, Unocal hereby consents to the placement of the following legend on all certificates representing ownership of TBI Common Stock until such shares have been sold, transferred or disposed of in accordance with the requirements of Article I hereof:

                           THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE PROVISIONS OF A STOCK OWNERSHIP AND REGISTRATION RIGHTS AGREEMENT DATED JUNE 29, 1999 BETWEEN TBI AND UNOCAL AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT IN ACCORDANCE THEREWITH. A COPY OF SAID AGREEMENT IS ON FILE AT THE OFFICE OF THE SECRETARY OF TBI.

         (b) TBI hereby agrees to remove the foregoing legend promptly upon the request of Unocal in order to permit a sale or transfer permitted under this Agreement.

                                   ARTICLE III

                              BOARD REPRESENTATION

                  Section 3.1 Board Seat; Nomination. (a) TBI agrees that, as of the Closing Date, TBI will increase the size of the TBI Board by one and Unocal shall have the right to designate one person to fill the vacancy created by such increase as soon as practicable after the Closing Date but no more than 30 days after the Closing Date. If the person designated to fill such vacancy should die, become disabled, resign or be removed from serving as a director, TBI agrees, subject to applicable law, to permit Unocal to designate a successor as a nominee to fill the vacancy created by such death, disability, resignation or removal.

         (b) Unocal shall have a continuing right to designate a director nominee for the TBI Board at each election of directors. The right of Unocal to designate a member to the TBI Board shall cease at such time after the Closing Date as Unocal or a Permitted Unocal Subsidiary as defined in Section 1.1(c)(ii)(f) is no longer a beneficial owner (as defined in Rule 13d-3 of the General Rules and Regulations promulgated by the Commission under the Exchange Act) of at least ten percent (10.0%) of the TBI Common Stock outstanding at the time the determination is made. Unocal hereby undertakes and agrees that not later than twenty (20) days following written notice from TBI requesting such information to furnish to TBI for inclusion in the proxy statement the name of the designee to serve as a member of the TBI Board and such other information with respect to such designee as is required to comply with the applicable requirements of Items 401 and 404(a) and
(c) of Regulation S-K with respect to such designee. If Unocal fails to timely provide such information, Unocal will be deemed to have forfeited its right to designate a director under this Article III, until the next succeeding election of directors to the TBI Board pursuant to this Agreement. For so long as Unocal or a Permitted Unocal Subsidiary continues to retain such 10% ownership, TBI agrees to and shall include Unocal's designated director nominee in the slate of directors recommended to the stockholders by the TBI Board in accordance with this Article III and shall endorse and recommend such nominee to the stockholders of TBI.

                  Section 3.2 Unocal Representative. Notwithstanding any provision herein to the contrary, Unocal's representative on the TBI Board will be free to take such actions as are consistent with discharging his or her duties to TBI and its stockholders, in his or her capacity as a director of TBI.

                                   ARTICLE IV

                    ACQUISITION RIGHTS; PERCENTAGE RETENTION

                  Section 4.1 Acquisition Rights. Unocal shall not, during the term of this Agreement, acquire any additional shares of TBI Common Stock other than the TBI Shares, except: (i) for purchases approved by the majority of the non-interested members of the TBI Board, (ii) purchases covered by the percentage retention exceptions described in Section 4.2 below, (iii) for a period of six months following the Closing Date, purchases on the open market, from third parties or otherwise, so long as Unocal does not at the end of such period or thereafter own, of record or beneficially, more than the Maximum Percentage Ownership (as defined below) of the issued and outstanding shares of TBI Common Stock and (iv) after the expiration of six months following the Closing Date, purchases of additional shares of TBI Common Stock up to the Maximum Percentage Ownership, if Unocal is advised in writing by its independent public accountants that additional shares of TBI Common Stock are required for Unocal to receive equity accounting treatment. To the extent practicable, Unocal shall provide written notice to TBI prior to any acquisition pursuant to this paragraph, and, in any event, Unocal shall provide such notice within ten (10) days following such acquisition. For purposes hereof, "Maximum Percentage Ownership" shall mean 19.5% less the percentage interest represented by TBI Common Stock, if any, sold by Unocal. The provisions of this Section 4.1 shall continue until the earlier of (i) such time as Unocal has sold or disposed of all of the TBI Shares and TBI Common Stock acquired pursuant to Sections 4.1 or
4.2 hereof or (ii) termination of the Standstill set forth in Section 5.1(b).

                  Section 4.2  Percentage Retention.

                  (a) In the event that TBI shall, after the Closing Date, issue or sell or transfer additional shares of TBI Common Stock (including treasury shares), Unocal would have the right to maintain its percentage ownership of TBI Common Stock at the level it was immediately prior to the time of each such issuance, sale or transfer through (i) acquiring shares of TBI Common Stock from TBI at the price and on the same terms as the third party purchaser (or if the issuance price is other than cash or the terms are such as cannot be satisfied by Unocal then for cash at an agreed value which will not exceed the average trading price for TBI Common Stock over the twenty (20) trading days preceding the earlier of the execution of agreements to consummate such third party transaction and public notice by TBI of such third party transaction), Unocal's election to purchase such shares of TBI Common Stock from TBI to be made by Unocal at any time following public notice of the execution of a definitive agreement respecting the transaction but in any event, within ten (10) business days following receipt of written notice from TBI of its execution of a definitive agreement regarding the transaction or (ii) the purchase of TBI Common Stock in the open market, provided such acquisition is made within six
(6) months of such issuance or sale. TBI shall provide Unocal with written notice of the execution of such a definitive agreement within 48 hours following the execution thereof.

                  (b) Notwithstanding subsection (a) above, following any acquisition by a third party of shares of TBI Common Stock representing in excess of 50% of the issued and outstanding shares of TBI Common Stock in a transaction in which TBI survives as an ongoing entity, the right of Unocal to acquire shares of TBI Common Stock directly from TBI pursuant to subsection
(a)(i) above shall lapse provided such transaction shall not restrict or impact Unocal's right to acquire shares of TBI Common Stock from third parties or on the open market as reflected in subsection (a)(ii) above.

                                    ARTICLE V

                                   STANDSTILL

                  Section 5.1 Standstill. (a) Except as provided in Section 5.1(d), Unocal will not, and will cause each of its Affiliates not to, singly or as part of a "partnership, limited partnership, syndicate or other group" (as those terms are used within the meaning of Section 13(d)(3) of the Exchange Act, which meanings shall apply for all purposes of this Agreement), directly or indirectly, through one or more intermediaries or otherwise:

                  (i) except as provided in Article IV, acquire, offer or propose to acquire, or agree to acquire, by purchase or otherwise, any securities entitled to, or that may be entitled to, vote generally in the election of the TBI Board or any affiliate of TBI ("TBI Affiliate") (collectively, "Voting Securities") or any direct or indirect rights or options to acquire (through purchase, exchange, conversion or otherwise) any Voting Securities;

                  (ii) make, or in any way participate in, any "solicitation" or "proxies" (as such terms are defined or used in Regulation 14A of the Exchange
Act) with respect to the Voting Securities (including by the execution of action by written consent), become a "participant" in any "election contest" (as such terms are defined or used in Rule 14a-11 of the Exchange Act) with respect to TBI or any TBI Affiliate, seek to advise, encourage or influence any person or entity with respect to the voting of any Voting Securities or demand a copy of the stock ledger, list of stockholders, or other books and records of TBI or any TBI Affiliate;

                  (iii) participate in or encourage the formation of any group which owns or seeks or offers to acquire beneficial ownership of securities or assets of TBI or any TBI Affiliates or rights to acquire such securities or assets or which seeks or offers to affect control of TBI or any TBI Affiliate or for the purpose of circumventing any provision of this Agreement; or

                  (iv) except as may be provided in Section 2.1 with respect to voting on matters submitted to TBI stockholders for a vote, otherwise act, alone or in concert with others (including by providing financing for another party), to seek or offer to control or influence, in any manner, the management, the TBI Board or policies of TBI or any TBI Affiliate.

         (b) The standstill provisions in Section 5.1(a) shall remain in effect until the earlier of (i) three (3) years after Unocal relinquishes or no longer has its director's seat on the TBI Board or (ii) a Change of Control of TBI. For the purposes hereof, "Change of Control" shall mean either (i) the acquisition by any person or group (within the contemplation of Rule 13d-1 of the Exchange
Act) of beneficial  ownership of more than 50% of the voting  securities of TBI;
(ii) the consummation of any transaction that triggers the provisions of the TBI Rights Plan in effect at the time of the consummation of such transaction; (iii) the removal and the replacement at any annual or special meeting of stockholders of a majority of the current directors of TBI; or (iv) the sale or transfer of all or substantially all of the assets of TBI.

         (c) The standstill provisions in Section 5.1 above shall supersede and replace the standstill provisions contained in that certain Confidentiality Agreement dated June 16, 1998 between Unocal and TBI pertaining to the receipt by Unocal of certain information relating to TBI.

         (d) Notwithstanding any other provisions in this Article V, as a stockholder of TBI, and with respect to the TBI Shares or such additional shares of TBI Common Stock that it may acquire in accordance with Article IV, Unocal may freely sell, transfer or dispose of such shares as it desires, in its sole discretion (subject only to the restrictions in Article I).

                                   ARTICLE VI

                               REGISTRATION RIGHTS

                  Section 6.1 Demand Registrations. (a) At any time after twenty-four (24) months following the Closing Date, Unocal by written notice to TBI (a "Demand Notice") may require TBI to effect a registration (a "Demand Registration") of Registrable Securities (as defined below) under the Securities Act for sale; provided, that (i) Unocal may not require TBI to effect more than two (2) Demand Registrations, and (ii) the aggregate number of shares of Registrable Securities required to be registered in each Demand Registration shall be at least 2 million shares. Upon receipt of any Demand Notice, TBI will give prompt written notice of the request for registration to each holder of Registrable Securities, and TBI will include in the Demand Registration all Registrable Securities with respect to which TBI receives written requests for inclusion therein during the thirty (30) days after notice is given. "Registrable Securities" means (i) the TBI Shares, (ii) any other shares of TBI Common Stock which Unocal acquires as permitted under this Agreement and (iii) any securities issued or issuable with respect to any such common stock by way of stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise. The terms "register," "registered" and "registration" as used in this Agreement shall refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act and applicable rules and regulations thereunder, and the declaration or ordering of the effectiveness of such registration statement.

         (b) Registration Statement Form. Demand Registrations shall be on such appropriate registration form of the Commission (i) as shall be selected by TBI and shall be acceptable to Unocal and (ii) as shall permit the disposition of such Registrable Securities in accordance with the intended method or methods of disposition specified in Unocal's request for such registration.

         (c) TBI may utilize form S-2 or S-3 (or any similar "short form") under the Securities Act to effect any Demand Registration so long as the use of such form is permitted under the Securities Act and the regulations promulgated thereunder and the use of such a form will not (in the reasonable judgment of the participating holders of Registrable Securities) adversely affect the marketing or sale price of the shares proposed to be sold in the offering.

         (d) Effective Registration Statement. A registration requested pursuant to Section 6.1(a) shall not be deemed to have been effected and will not be considered one of the Demand Registrations which may be requested pursuant to this Agreement if (i) a registration statement with respect thereto does not become effective or if the request for the Demand Registration is withdrawn at the request of TBI or at the request of Unocal provided if Unocal makes the withdrawal request, Unocal pays the reasonable out-of-pocket expenses incurred by TBI with respect to such withdrawn offering prior to effectiveness, (ii) after it has become effective, it does not remain effective for a period of at least 180 days (unless Registrable Securities registered thereunder have been sold or disposed of prior to the expiration of such 180-day period) or such registration is interfered with by any stop order, injunction or other order or requirement of the Commission or other governmental agency or court for any reason and has not thereafter become effective, (iii) the conditions to closing specified in any underwriting agreement entered into in connection with such registration are not satisfied or waived other than by reason of the failure or refusal of Unocal to satisfy or perform a condition to such closing or (iv) Unocal is not able to register at least 2 million shares. Except as set forth above, TBI shall pay all Registration Expenses (as defined in Section 6.7 herein) in connection with any such registration initiated but not so effected.

         (e) Other Securities; Priority on Demand Registrations. Whenever TBI shall effect a Demand Registration pursuant to Section 6.1(a) in connection with an underwritten offering by Unocal, no securities other than Registrable Securities shall be included among the securities covered by such registration unless the managing underwriter of such offering shall have advised TBI and Unocal in writing that the inclusion of such other securities would not have a material adverse effect on such offering. In the event that the managing underwriters of a requested Demand Registration advise TBI in writing that in their opinion the number of securities proposed to be included in any such registration exceeds the number of securities which can be sold in such offering without having a material adverse impact on the offering, TBI shall include in such registration only the number of Registrable Securities which in the opinion of such underwriters can be sold without having a material adverse effect on the offering. If the number of securities which can be sold in a Demand Registration exceeds the number of shares of securities requested to be sold, TBI shall include in such Demand Registration (i) first, all of Registrable Securities requested to be included therein by Unocal, and (ii) second, securities to be included by TBI, and (iii) third, other securities requested to be included in such registration.

         (f) Restrictions on Demand Registrations. TBI shall not be obligated to effect any Demand Registration within four (4) months after the effective date of a previous public offering of TBI Common Stock. In addition, TBI may postpone (such postponement is referred to herein as a "Permitted Interruption") for a reasonable period of time (not to exceed 90 days, which may not thereafter be extended) the filing of a registration statement for a Demand Registration if, at the time it receives a request for such registration (i) TBI is conducting an offering of TBI Common Stock and is advised by its investment banker that such offering would be affected adversely by the registration so demanded and TBI furnishes an officer's certificate to that effect or (ii) the TBI Board shall determine in good faith that such offering will interfere with a pending or contemplated financing, merger, acquisition, sale of assets, recapitalization or other similar corporate action of TBI and TBI furnishes an officer's certificate to that effect. After such Permitted Interruption, TBI shall effect such registration as promptly as practicable without further request from Unocal unless such request has been withdrawn. TBI shall not invoke Permitted Interruptions more than twice per twelve (12) month period but in any event shall not exceed 150 days in the aggregate. In the event that TBI invokes a Permitted Interruption hereunder and in the reasonable discretion of the TBI Board of Directors the need for TBI to continue the Permitted Interruption ceases for any reason, including, without limitation, abandonment or completion of the transaction giving rise to such Permitted Interruption, TBI shall promptly provide written notice to Unocal that such Permitted Interruption is no longer applicable and provide Unocal the opportunity to then request a Demand Registration.

         (g) Selection of Underwriters. Unocal shall have the right to select such investment banker(s) and manager(s) as shall be reasonably acceptable to TBI to administer the offering of Registrable Securities for which a Demand Registration is requested. Unocal and TBI shall negotiate the terms of the underwriters' fees and expenses, the underwriting discount and commission and the transfer taxes, provided, however, that TBI shall not be required to pay any fees, expenses, or other costs attributable to the Demand Registration except as stated herein or that are otherwise not usual and customary.

         (h) Acceleration Event. In the event of an occurrence or transaction constituting an Acceleration Event, TBI shall, upon request of Unocal and subject to compliance with applicable law and SEC rules and regulations, proceed (without regard to or application of any Permitted Interruption) to immediately register all of Unocal's remaining unregistered Registrable Securities at or before such occurrence or the consummation of any such transaction.

                  Section 6.2 Piggyback Registrations. (a) General. Whenever TBI proposes to register any shares of TBI Common Stock under the Securities Act (other than registrations solely for shares to be issued in connection with any employee benefit plan on Form S-8 (or any successor form thereto) or a merger, consolidation or other business combination registered on Form S-4 (or any successor form thereto)) and the registration form to be used may be used for the registration of Registrable Securities (a "Piggyback Registration"), at any time after the Closing Date, TBI shall give prompt written notice (in any event within 10 business days after its receipt of notice of any exercise of other registration rights) to Unocal of its intention to effect such a registration and shall use commercially reasonable efforts to include in such registration all of Registrable Securities with respect to which TBI receives from Unocal a written request for inclusion therein within 20 days after Unocal's receipt of TBI's notice, which request shall specify the number of the shares of Registrable Securities to be disposed of by Unocal. If TBI elects, prior to effectiveness, not to proceed with a primary registration of TBI Common Stock, it shall not be obligated to register any Registrable Securities, unless such primary registration was initiated as provided in Section 6.1(a) after TBI received a request for a Demand Registration.

         (b) Priority on Primary Registrations. If a Piggyback Registration is an underwritten primary registration on behalf of TBI and the managing underwriter(s) of such offering advise TBI in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can reasonably be sold in such offering without having a material adverse impact on the offering, then TBI shall include in such registration (i) first, subject to Section 6.2(c) below, the securities that TBI proposes to sell, (ii) second, Registrable Securities requested to be included therein by Unocal and parties which as of the Closing Date had registration rights on a pari passu basis with Unocal and (iii) third, other securities requested to be included in such registration.

         (c) Mandatory Inclusion of Registrable Securities. In the event that the number of Registrable Securities requested to be included by Unocal in any registration pursuant to the piggyback registration rights afforded herein is reduced, then TBI will, to the extent requested by Unocal, reduce the number of shares which TBI desires to offer so that Unocal can include in such offering shares representing up to 20% of the entire offering.

         (d) Priority on Secondary Registrations. If a Piggyback Registration is an underwritten secondary registration on behalf of holders of TBI's securities other than Unocal and the managing underwriter(s) of such offering advise TBI in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can reasonably be sold in such offering, then TBI shall include in such registration (i) first, if such registration is being made on behalf of other stockholders of TBI exercising demand registration rights, then the securities so requested to be included therein in accordance with such demand registration rights, (ii) second, Registrable Securities requested to be included in such registration by Unocal and parties which as of the Closing Date had registration rights on a pari passu basis with Unocal and (iii) third, other securities requested to be included in such registration. If the managing underwriter of such offering subsequently advises TBI in writing that the number of securities which can be sold exceeds the number of securities included in the offering, TBI shall include in the registration such additional securities that (i) first, Unocal had originally requested be included in the registration and (ii) second, others had originally proposed to include in the registration.

         (e) Other Registrations. If (i) TBI has previously filed a registration statement with respect to any of Registrable Securities pursuant to Section 6.1(a) or 6.2(b) and (ii) such previous registration has not been withdrawn or abandoned, TBI shall not file or cause to be effective any other registration of any of its equity securities or securities convertible or exchangeable into or exercisable for its equity securities under the Securities Act (except on Form S-8 or S-4 or any successor form), whether on its own behalf or at the request of any holder or holders of such securities, until a period of at least ninety
(90) days has elapsed from the effective date of such previous registration.

         (f) Piggyback Not A Demand Registration. Should Unocal's participation in a registration be pursuant to a Piggyback Registration in connection with (i) an underwritten primary registration on behalf of TBI as described in Section 6.2(a), or (ii) an underwritten secondary registration on behalf of holders of TBI's securities other than Unocal as described in Section 6.2(d), then such participation by Unocal shall not constitute a Demand Registration for purposes of determining the number of Demand Registrations Unocal is entitled to pursuant to Section 6.1(a).

         (g) Universal Shelf. TBI reserves the right to file and secure the effectiveness under the Securities Act of a registration statement on Form S-3 covering undifferentiated debt and equity securities (the "Shelf Registration Statement"). The undifferentiated securities may be converted into specific types of debt or equity securities by describing the security in a supplement to the prospectus set forth in the Shelf Registration Statement (a "Prospectus Supplement"). In the event that TBI specifically considers proposing to offer and sell TBI Common Stock pursuant to a Prospectus Supplement ("Offering"), it shall give Unocal notice of such consideration. Such notice shall not, in any circumstance, be delivered less than five (5) business days prior to delivery of the Acceleration Notice (as defined below). TBI shall notify Unocal, in writing, of its intention to file the Prospectus Supplement and shall specify the number of shares of TBI Common Stock that it proposes to sell in the Offering (the "Accelerated Notice"). Unocal may elect to include Registrable Securities in the Offering by providing written notice to TBI within twenty four hours after its receipt of the Accelerated Notice that it desires to include Registrable Securities in the Offering, with such notice to specify the number of shares of Registrable Securities to be included on behalf of Unocal. Registrable Securities shall not be deemed to be registered under Securities Act for purposes of this Agreement until a Prospectus Supplement expressly referring to the offering and sale of TBI Common Stock for the account of Unocal is filed with the Commission. In order to assure that sufficient securities have been registered under the Shelf Registration Statement to accommodate the sale by Unocal of Registrable Securities from time to time pursuant to one or more Prospectus Supplements, TBI shall reflect in the Shelf Registration Statement that 20% of the securities registered thereunder have been reserved for sale by Unocal if and only if (i) TBI elects to sell TBI Common Stock pursuant to a Prospectus Supplement and (ii) Unocal timely elects to include Registrable Securities for sale therein as required by this Section 6.2(g). To the extent that the express terms of this Section 6.2(g) are inconsistent with the other provisions of Section 6.2, the terms of this Section 6.2(g) shall prevail.

                  Section 6.3 Holdback Agreements. (a) General. Unocal agrees not to effect any public sale or distribution of equity securities of TBI, or any securities convertible into or exchangeable or exercisable for such securities, including, without limitation, sales pursuant to Rule 144 (or any similar rule then in effect), during the 10 days prior to and the 90 days beginning on the effective date of any underwritten Demand Registration or any underwritten Piggyback Registration in which shares of Registrable Securities are included (except as part of such underwritten registration) unless the underwriters managing the registered public offering otherwise agree.

         (b) Agreement by TBI. TBI agrees not to effect any public sale or distribution of its equity securities, or any securities convertible into or exchangeable or exercisable for such securities, during the 10 days prior to and during the 90 days beginning on the effective date of any underwritten Demand Registration or any underwritten Piggyback Registration in which shares of Registrable Securities are included unless the underwriters managing the registered public offering and Unocal otherwise agree.

         (c) Registration Procedures. Whenever Unocal requests registration pursuant to this Agreement, TBI shall use commercially reasonable efforts to effect the registration and the sale of such shares of Registrable Securities for which registration is requested in accordance with the intended method of disposition thereof, and pursuant thereto TBI shall as expeditiously as possible:

                  (i) prepare and file with the Commission a registration statement with respect to such securities and use commercially reasonable efforts to cause such registration statement to become effective (provided that before filing a registration statement or prospectus or any amendments or supplements thereto, TBI will furnish to Unocal and the counsel selected by Unocal copies of all documents proposed to be filed, which documents will be subject to the review of such counsel);

                  (ii) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for a period of not less than 180 days after such registration statement is declared effective, provided that TBI shall have no obligation pursuant to this Agreement to maintain the effectiveness of such registration statement after the sale of the securities registered thereunder, and shall comply with the provisions of the Securities Act with respect to the disposition of all securities owned by Unocal that are covered by such registration statement during such period in accordance with the intended methods of disposition by Unocal;

                  (iii) furnish to Unocal such number of copies of such registration statement, each amendment and supplement thereto, the prospectus included in such registration statement (including each preliminary prospectus) and such other documents as Unocal may request in order to facilitate the disposition of the shares owned by Unocal;

                  (iv) use commercially reasonable efforts to register or qualify such shares of Registrable Securities under such other securities or Blue Sky Laws of such jurisdictions as Unocal requests and do any and all other commercially reasonable acts and things which may be necessary or advisable to enable Unocal to consummate the disposition in such jurisdictions of Registrable Securities (provided that TBI will not be required to (A) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subclause (iv), (B) subject itself to taxation in any such jurisdiction or (C) consent to general service of process in such jurisdiction);

                  (v) cause all such Registrable Securities to be listed on each securities exchange on which securities issued by TBI that are of the same class as Registrable Securities are then listed;

                  (vi) provide a transfer agent and registrar for all such Registrable Securities no later than the effective date of such registration statement;

                  (vii) obtain a "cold comfort" letter from TBI's independent public accountants in customary form, covering such matters of the type usually and customarily covered by "cold comfort" letters delivered to underwriters, and covering such other matters as Unocal may reasonably request; and obtain an opinion of counsel for TBI in customary form, covering such matters of the type usually and customarily covered in opinions of legal counsel delivered to underwriters, and covering such other matters as Unocal may reasonably request;

                  (viii) if underwriters are engaged in connection with any registration referred to in this Agreement, TBI shall provide usual and customary indemnification, representations, covenants, opinions, and other assurances to the underwriters in form and substance reasonably satisfactory to such underwriter as consistent with current practice in the marketplace;

                  (ix) notify Unocal and the managing underwriters, if any, promptly, and (if requested by any such person) confirm such advice in writing,
(A) when a prospectus or any prospectus supplement or post-effective amendment has been filed, and, with respect to a registration statement or any post-effective amendment, when the same has become effective, (B) of any request by the Commission for amendments or supplements to a registration statement or related prospectus or for additional information, (C) of the issuance by the Commission of any stop order suspending the effectiveness of a registration statement or the initiation of any proceedings for that purpose, (D) of the receipt by TBI of any notification with respect to the suspension of the qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, (E) of the happening of any event which requires the making of any changes in a registration statement or related prospectus so that such documents will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, in light of the circumstances under which such statements are made, and (F) of TBI's reasonable determination that a post-effective amendment to a registration statement would be required;

                  (x) notify Unocal at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the occurrence of any event as a result of which the prospectus included in such registration statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading, and, at the request of Unocal, TBI shall prepare a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such shares such amended or supplemented prospectus shall not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

                  (xi) use commercially reasonable efforts to obtain as soon as reasonably practicable the withdrawal of any order suspending the effectiveness of a registration statement, or the lifting of any suspension of the qualification of any of Registrable Securities for sale in any jurisdiction;

                  (xii) if requested by the managing underwriters or Unocal, incorporate in a prospectus supplement or post-effective amendment such information as the managing underwriter(s) and Unocal agree should be included therein relating to the sale and distribution of Registrable Securities, including, without limitation, information with respect to the number of Registrable Securities being sold to such underwriters, the purchase price being paid therefor by such underwriters and with respect to any other terms of the underwritten (or best efforts underwritten) offering of Registrable Securities to be sold in such offering; make all required filings of such prospectus supplement or post-effective amendment as soon as notified of the matters to be incorporated in such prospectus supplement or post-effective amendment; and supplement or make amendments to any registration statement if requested by Unocal or any underwriter of such shares;

                  (xiii) furnish to Unocal and each managing underwriter, without charge, such signed copies of the registration statement or statements and any post-effective amendment thereto, including financial statements and schedules, all documents incorporated therein by reference and all exhibits (including those incorporated by reference) as Unocal or managing underwriter may reasonably request;

                  (xiv) cooperate with Unocal and the managing underwriter(s), if any, to facilitate the timely preparation and delivery of certificates representing shares to be sold and not bearing any restrictive legends unless required by applicable law; and enable such shares to be in such denominations and registered in such names as the managing underwriter(s) may request at least two business days prior to any sale of shares to the underwriters;

                  (xv) in the case of an underwritten offering, enter into such usual and customary agreements (including underwriting agreements in usual and customary form) and take all such other actions as Unocal or the underwriter(s), if any, request and which TBI can reasonably perform in order to expedite or facilitate the disposition of such Registrable Securities; and

                  (xvi) make available for inspection by Unocal, any underwriter participating in any disposition pursuant to such registration statement, and any attorney, accountant or other agent retained by any such seller or underwriter, all financial and other records, pertinent corporate documents and properties of TBI, and cause TBI's officers, directors, employees and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement.

                  Section 6.4 Information to be Furnished by Unocal. In connection with any registration of Registrable Securities hereunder, TBI may require Unocal to furnish TBI with such information regarding Unocal and the distribution of such shares as TBI may from time to time reasonably request in writing in order to comply with the Securities Act. Unocal agrees to notify TBI as promptly as practicable of any inaccuracy or change in information previously furnished to TBI or of the occurrence of any event in either case as a result of which any prospectus relating to such registration contains untrue statements of a material fact regarding Unocal or the distribution of such shares required to be stated therein or necessary to make the statement therein not misleading in light of the circumstances under which such statements were made, and to promptly furnish to TBI any additional information required to correct and update any previously furnished information or required such that such prospectus shall not contain, with respect to Unocal or the distribution of such shares, an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which such statements are made.

                  Section 6.5 Suspension of Offering Pending Prospectus Supplement or Amendment. Unocal agrees that, upon receipt of any notice from TBI of the occurrence of any event of the kind described in Section 6.3(c)(ix)(B),
(C), (D), (E) or (F) hereof, Unocal will forthwith discontinue disposition of Registrable Securities covered by such registration statement or prospectus until such holder's receipt of the copies of the supplemented or amended prospectus relating to such registration statement or prospectus, or until it is advised in writing by TBI that the use of the applicable prospectus may be resumed, and has received copies of any additional or supplemental filings which are incorporated by reference in such prospectus, and, if so directed by TBI, Unocal will deliver to TBI (at TBI's expense) all copies, other than permanent file copies then in Unocal's possession, of the prospectus covering Registrable Securities current at the time of receipt of such notice.

                  Section 6.6 Registration  Expenses.  (a) General. All expenses incident to TBI's performance and execution of Demand Registrations or Piggyback Registrations, and TBI's performance of, or compliance with, this Agreement, including without limitation, all registration and filing fees, fees and expenses of compliance with securities or Blue Sky Laws, expenses and fees for listing the securities on the appropriate securities exchanges, cost of liability insurance, all internal expenses, the expense of any annual audit or quarterly review, printing expenses, messenger and delivery expenses, fees and disbursements of counsel for TBI and all independent certified public accountants (including the expenses of any special audit and "cold comfort" letters required by or incident to such performance), and usual and customary fees and costs of underwriters (excluding gross spreads, discounts and commissions and fees of underwriters, selling brokers, dealer managers or similar securities industry professionals relating to the distribution of Registrable Securities) and other persons retained by TBI (all such expenses being herein called "Registration Expenses"), shall be borne by TBI.

         (b) Reimbursement for Counsel Fees. In connection with each Demand Registration, TBI shall also reimburse Unocal for its reasonable legal fees of outside counsel up to $20,000.

         (c) Payment of Expenses by Unocal. Unocal shall pay the underwriters' fees and expenses, the underwriters' gross spreads, discount and commissions and the commissions and fees, if any, payable in respect of selling brokers, dealer managers or similar securities industry professionals, and transfer taxes allocable to the registration of Unocal's securities so included in any Demand or Piggyback Registration pursuant to this Agreement.

                  Section 6.7 Underwritten Offerings. (a) Underwriting Agreement. In any offering by Unocal pursuant to a registration requested under Sections 6.1(a) or 6.2(a), TBI shall enter into a standard form of underwriting agreement which shall be reasonably satisfactory in form and substance to TBI and Unocal and the underwriters and which shall contain representations, warranties and agreements (including indemnification agreements to the effect and consistent with that provided in Section 6.8 hereof) as are usually and customarily included by an issuer in underwriting agreements with respect to primary distributions. Unocal shall be a party to such underwriting agreement and may, at its option, require that any or all of the representations and warranties by, and the other agreements on the part of, TBI to and for the benefit of such underwriters shall also be made to and for the benefit of Unocal and that any or all of the conditions precedent to the obligations of such underwriters under such underwriting agreement be conditions precedent to the obligations of Unocal.

         (b) Condition to Participation and Qualifications to Obligations Under Registration Covenants. The obligations of TBI to use commercially reasonable efforts to cause Registrable Securities to be registered under the Securities Act are subject to each of the conditions that Unocal may not participate in any underwritten offering hereunder unless Unocal (a) agrees to sell Registrable Securities on the basis provided in any underwriting arrangements approved by the persons entitled hereunder to approve such arrangements and (b) completes and executes all questionnaires, powers of attorney, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements.

                  Section 6.8 Indemnification. (a) By TBI. In the event of any registration of any shares of Registrable Securities under the Securities Act, TBI will, and hereby does, indemnify and hold harmless, to the fullest extent permitted by law, Unocal, its directors and officers, each other person who participates as an underwriter in the offering or sale of such securities and each other person, if any, who controls any such underwriter within the meaning of the Securities Act, against any and all losses, claims, damages, liabilities and expenses, joint or several, (or actions or proceedings, whether commenced or threatened, in respect thereof) to which they or any of them may become subject under the Securities Act or any other statute or common law, including any amount paid in settlement of any litigation, commenced or threatened, and to reimburse them for any legal or other expenses incurred by them in connection with investigating any claims and defending any actions, insofar as any such losses, claims, damages, liabilities, expenses or actions arise out of or are based upon (i) any untrue statement or alleged untrue statement of a material fact contained in the registration statement relating to the sale of such securities or any post-effective amendment thereto or in any filing made in connection with the qualification of the offering under Blue Sky or other securities laws or jurisdictions in which Registrable Securities are offered ("Blue Sky Filing"), or the omission or alleged omission to state therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading or (ii) any untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus, if used prior to the effective date of such registration statement (unless such statement is corrected in the final prospectus and TBI has previously furnished copies thereof to Unocal and the underwriters), or contained in the final prospectus (as amended or supplemented if TBI shall have filed with the Commission, and furnished to Unocal and the underwriters of such offering copies thereof, prior to the written confirmation of any sale to the person asserting liability, any amendment thereof or supplement thereto) if used within the period during which TBI is required to keep the registration statement to which such prospectus relates current, or the omission or alleged omission to state therein (if so used) a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the indemnification agreement contained herein shall not (i) apply to such losses, claims, damages, liabilities, expenses or actions arising out of, or based upon, any such untrue statement or alleged untrue statement, or any such omission or alleged omission, if such statement or omission was made in reliance upon and in conformity with written information furnished to TBI by Unocal or such underwriter specifically for use in connection with preparation of the registration statement, any preliminary prospectus or final prospectus contained in the registration statement, any such amendment or supplement thereto or any Blue Sky Filing or (ii) inure to the benefit of any underwriter or any person controlling such underwriter, to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of such person's failure to send or give a copy of the final prospectus, as the same may be then supplemented or amended, to the person asserting an untrue statement or alleged untrue statement or omission or alleged omission at or prior to the written confirmation of the sale of Registrable Securities to such person if such statement or omission was corrected in such final prospectus. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such seller or any such director, officer or controlling person and shall survive the transfer of such securities by such seller.

         (b) By Unocal. TBI may require, as a condition to including any TBI Common Stock in any registration statement filed pursuant to Section 6.1 or 6.2, that TBI shall have received an undertaking satisfactory to it from Unocal, to indemnify and hold harmless (in the same manner and to the same extent as set forth in Section 6.8(a)) TBI, each director of TBI, each officer of TBI and each other person, if any, who controls TBI within the meaning of the Securities Act, each other person who participates as an underwriter in the offering or sale of such securities and each other person, if any, who controls any such underwriter within the meaning of the Securities Act with respect to any untrue statement or alleged untrue statement in, or omission or alleged omission from, such registration statement, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereto, if such statement or omission was made in reliance upon and in conformity with written information furnished to TBI by Unocal relating to Unocal specifically for use in the preparation of such registration statement, preliminary prospectus, final prospectus, amendment or supplement. Such indemnity shall remain in full force and effect, regardless of any investigation made by or on behalf of TBI or any such director, officer or controlling person and shall survive the transfer of such securities by such seller. In no event shall any indemnity paid by Unocal to TBI pursuant to this
Section 6.8(b), or otherwise, exceed the proceeds received by Unocal in such offering.

         (c) Notices of Claims, etc. Promptly after receipt by an indemnified party of notice of the commencement of any action or proceeding involving a claim referred to in Sections 6.8(a) or 6.8(b), such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party, give written notice to the latter of the commencement of such action, provided that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations under Section 6.8(a) or 6.8(b), as the case may be, except to the extent that the indemnifying party is actually prejudiced by such failure to give notice. In case any such action is brought against an indemnified party, the indemnifying party shall be entitled to participate in and, unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist in respect of such claim, to assume the defense thereof, jointly with any other indemnifying party similarly notified to the extent that it may wish, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof other than reasonable costs of investigation. In the event that the indemnifying party advises an indemnified party that it will contest a claim for indemnification hereunder, or fails, within 30 days of receipt of any indemnification notice to notify, in writing, such person of its election to defend, settle or compromise, at its sole cost and expense, any action, proceeding or claim (or discontinues its defense at any time after it commences such defense), then the indemnified party may, at its option, defend, settle or otherwise compromise or pay such action or claim. In any event, unless and until the indemnifying party elects in writing to assume and does so assume the defense of any such claim, proceeding or action, the indemnified party's costs and expenses arising out of the defense, settlement or compromise of any such action, claim or proceeding shall be losses subject to indemnification hereunder. The indemnified party shall cooperate fully with the indemnifying party in connection with any negotiation or defense of any such action or claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the indemnified party which relates to such action or claim. The indemnifying party shall keep the indemnified party fully apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. If the indemnifying party elects to defend any such action or claim, then the indemnified party shall be entitled to participate in such defense with counsel of its choice at its sole cost and expense. If the indemnifying party does not assume such defense, the indemnified party shall keep the indemnifying party apprised at all times as to the status of the defense; provided, however, that the failure to keep the indemnifying party so informed shall not affect the obligations of the indemnifying party hereunder. No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its written consent; provided, however, that the indemnifying party shall not unreasonably withhold, delay or condition its consent. No indemnifying party shall, without the consent of the indemnified party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

         (d) Contribution. If the indemnification provided for in or pursuant to
Section 6.8(a) or 6.8(b) is due in accordance with the terms thereof, but is held by a court to be unavailable or unenforceable in respect of any losses, claims, damages, liabilities or expenses referred to therein, then each applicable indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified person as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or expenses as well as any other relevant equitable considerations. The relative fault of the indemnifying party on the one hand and of the indemnified person on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party, by such party's relative intent, knowledge, access to information and opportunity to correct or prevent such statement, or omission. In no event shall the liability of Unocal be greater in amount than the amount of proceeds received by Unocal upon such sale.

                  Section 6.9 Third Party Registration Rights. TBI will not hereafter grant any registration rights to third parties which are prior to or pari passu with the registration rights afforded Unocal hereunder, without Unocal's prior written consent.

                                   ARTICLE VII

                                  MISCELLANEOUS

                  Section 7.1 Injunctive Relief. Each party acknowledges and agrees that the other party could be irreparably damaged in the event any of the provisions of this Agreement were not performed by the party required to perform the same in accordance with their specific terms or were otherwise breached. Each party accordingly agrees that the other party shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement in any court of the United States or any state thereof having jurisdiction, in addition to any remedy to which a party may be entitled at law or equity.

                  Section 7.2 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable, the remainder of the terms, provisions, covenants and restrictions shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or enforceable.

                  Section 7.3 Amendments. This Agreement contains the entire understanding of the parties with respect to TBI Common Stock, and may be amended only by an agreement in writing signed by the parties hereto.

                  Section 7.4 Descriptive Headings. Descriptive headings are for convenience only and shall not control or affect the meaning or construction of any provision of this Agreement.

                  Section 7.5 Counterparts. For the convenience of the parties, any number of counterparts of this Agreement may be executed by one or more parties hereto and each such executed counterpart shall be, and shall be deemed to be, an original instrument.

                  Section 7.6 Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be validly given, made or served, if in writing and delivered personally, by facsimile transmission (except for legal process) or sent by registered mail, postage prepaid, if to:

                  To Unocal:

                  Union Oil Company of California
                  14141 Southwest Freeway
                  Sugar Land, Texas 77478
                  Fax No. (281) 287-5170
                  Attention: Director, Business Development with a copy to:

                  Union Oil Company of California
                  d.b.a. Spirit Energy 76
                  14141 Southwest Freeway
                  Sugar Land, Texas 77478
                  Fax No. (281) 287-7376
                  Attention: Vice President and General Counsel

                  To TBI:

                  Tom Brown, Inc.
                  555 17th St., Suite 1850
                  Denver, Colorado 80202
                  Fax No.: 303-260-5001
                  Attention: General Counsel

or to such other address and facsimile numbers as any part hereto may, from time to time, designate in a written notice given in a like manner. Notice given by facsimile transmission shall be deemed delivered on the day the sender receives facsimile transmission confirmation that such notice was received at the facsimile number of the addressee. Notice given by mail as set out above shall be deemed delivered three days after the date the same is postmarked.

                  Section 7.7 Law Applicable. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Texas (without regard to the principles of conflicts of law thereof).

                  Section 7.8 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of and be enforceable by Unocal and TBI and their respective successors and assigns.

                  IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed by their respective officers, each of whom is duly and validly authorized and empowered, all as of the day and year first above written.

                                             TOM BROWN, INC.



                                             By:     /s/ Peter R. Scherer
                                                   ___________________________
                                             Name:    Peter R. Scherer
                                             Title:   Executive Vice President

                                             UNION OIL COMPANY OF CALIFORNIA



                                             By:      /s/ Robert C. Gnagy
                                                   ___________________________
                                             Name:    Robert C. Gnagy
                                             Title:   Attorney-In-Fact